Baron Select Funds

767 Fifth Avenue, 49th Floor

New York, NY 10153

Tel: 212.583.2000

Fax: 212.583.2014

November 16, 2015

VIA EDGAR

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah O’Neal Johnson

Re:	Baron Select Funds – Post-Effective Amendment No. 40

(File Nos. 333-103025 and 811-21296)

Dear Ms. O’Neal Johnson:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Baron Select Funds (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 40 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on November 13, 2015 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment because the incorrect rule was selected on the facing sheet.

The Amendment has not yet become effective and no securities were sold in connection with the offering.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
Vice President and General Counsel